UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

PGT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69336V-10-1

(CUSIP Number)

JLL Partners Fund IV, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
Attention: Paul S. Levy
(212) 286-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

November 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Partners Fund IV, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 6,298,189
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 6,298,189
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,847,359
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 14.626%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Associates IV, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 6,298,189
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 6,298,189
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,847,359
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 14.626%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Associates G.P. IV, L.L.C.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 6,298,189
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 6,298,189
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,847,359
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 14.626%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 69336V-10-1
1		Name of Reporting Persons Paul S. Levy
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 549,170
	8	Shared Voting Power 6,298,189
	9	Sole Dispositive Power 549,170
	10	Shared Dispositive Power 6,298,189
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,847,359
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 14.626%
14		Type of Reporting Person (See Instructions) IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 11, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC on September 16, 2008, Amendment No. 2 thereto (“Amendment No. 2”) filed with the SEC on March 12, 2010, Amendment No. 3 thereto (“Amendment No. 3”) filed with the SEC on March 18, 2010,  Amendment No. 4 thereto (“Amendment No. 4”) filed with the SEC on May 20, 2013, Amendment No. 5 thereto (“Amendment No. 5”) filed with the SEC on May 29, 2013, Amendment No. 6 thereto (“Amendment No. 6”) filed with the SEC on June 3, 2013 and Amendment No. 7 thereto (“Amendment No. 7”) filed with the SEC on September 20, 2013 (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7 are all collectively referred to herein as the “Schedule 13D”).  This Amendment No. 8 relates to the common stock, par value $0.01 per share (the “Common Stock”), of PGT, Inc., a Delaware corporation (the “Issuer”), beneficially owned by JLL Partners Fund IV, L.P., a Delaware limited partnership (“JLL Fund IV”), JLL Associates IV, L.P., a Delaware limited partnership and the general partner of JLL Fund IV (“JLL Associates IV”), JLL Associates G.P. IV, L.L.C., a Delaware limited liability company and the general partner of JLL Associates IV (“JLL Associates G.P.”), and Paul S. Levy, the managing member of JLL Associates G.P. (each, a “Reporting Person” and, collectively, the “Reporting Persons”).  Except as specifically amended by this Amendment No. 8, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4(a) is hereby amended and supplemented by replacing the penultimate paragraph thereof with the following:

On November 15, 2013, JLL Associates IV effected a pro-rata, in-kind distribution for no additional consideration of 1,352,907 shares of the Common Stock of the Issuer theretofore owned by JLL Associates IV to its partners (the “GP Distribution”), of which 549,170 shares of Common Stock were distributed to an entity owned by Mr. Levy.  Upon completion of the GP Distribution, the Reporting Persons beneficially owned 6,298,189 shares of Common Stock, which are comprised of 6,298,189 shares of Common Stock held by JLL Fund IV, and Mr. Levy beneficially owned 549,170 shares of Common Stock.

JLL Fund IV holds, and the Reporting Persons may be deemed to beneficially own, the Issuer’s Common Stock as an investment. The Reporting Persons may from time to time purchase additional shares of the Issuer’s Common Stock in the open market or in private transactions. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer, and other factors.  The Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales or other dispositions of the Issuer’s Common Stock.

Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(i)  JLL Fund IV is the direct beneficial owner of 6,298,189 shares of Common Stock of the Issuer, which represents 13.453% of the outstanding shares of the Issuer’s Common Stock.

(ii)  By virtue of its position as the general partner of JLL Fund IV, JLL Associates IV may be deemed to be the beneficial owner of 6,298,189 additional shares of Common Stock of the Issuer, which represents 13.453% of the outstanding shares of the Issuer’s Common Stock.  JLL Associates IV disclaims beneficial ownership of such shares.

(iii)  By virtue of its position as the general partner of JLL Associates IV, JLL Associates G.P. may be deemed to be the beneficial owner of 6,298,189 shares of Common Stock of the Issuer, which represents 13.453% of the outstanding shares of the Issuer’s Common Stock.  JLL Associates G.P. disclaims beneficial ownership of such shares.

(iv)  Mr. Levy is the indirect beneficial owner of 549,170 shares of Common Stock of the Issuer, which represents 1.173% of the outstanding shares of the Issuer’s Common Stock. By virtue of his position as the managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of an additional 6,298,189 shares of Common Stock of the Issuer, which represents 13.453% of the outstanding shares of the Issuer’s Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

Item 5(b) is hereby amended by replacing it in its entirety with the following:

Each of the Reporting Persons shares with JLL Fund IV the power to vote or direct the vote of and to dispose or direct the disposition of 6,298,189 shares of the Issuer’s Common Stock. Mr. Levy has the power to vote or direct the vote of and to dispose or direct the disposition of an additional 549,170 shares of the Issuer’s Common Stock.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

The following table sets forth all transactions with respect to the Issuer’s Common Stock effected during the past 60 days by the Reporting Persons.  The transaction effected on September 19, 2013 represents the Distribution, as previously described in Item 4 of Amendment No. 7.  The Transaction effected on November 15, 2013 represents the GP Distribution, as described in Item 4 of the Schedule 13D.

Name of Entity	Date of Distribution	Number of Shares	Price per Share
JLL Associates IV	11/15/2013	1,352,907	$0.00
JLL Fund IV	9/19/2013	6,352,907	$0.00

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 20, 2013
JLL PARTNERS FUND IV, L.P. By its General Partner, JLL Associates IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 20, 2013
JLL ASSOCIATES IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 20, 2013
JLL ASSOCIATES G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 20, 2013

/s/ Paul S. Levy
Paul S. Levy

INDEX OF EXHIBITS

Exhibit A	Joint Filing Agreement*

Exhibit B
Repurchase Agreement, made and entered into as of May 16, 2013, by and between PGT, Inc. and JLL Partners Fund IV, L.P. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of PGT, Inc., filed with the SEC on May 17, 2013)*

Exhibit C
Amendment No. 1 to Amended and Restated Security Holders’ Agreement, dated as of May 16, 2013, by and among PGT, Inc., JLL Partners Fund IV, L.P., those individuals listed on Schedule I to the Agreement, and each Additional Stockholder (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K of PGT, Inc., filed with the SEC on May 17, 2013)*

Exhibit D
Amended and Restated Security Holders’ Agreement, dated as of June 27, 2006, among PGT, Inc., JLL Partners Fund IV, L.P., those employees listed on Schedule I thereto, and each Additional Stockholder (incorporated herein by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006, filed with the SEC on August 11, 2006)*

* Filed previously